

Mail Stop 3720

August 14, 2015

Quan Ji
Chief Executive Officer
China Energy Technology Corp., LTD.
No. 1122 South Yanan Street
New District, Bengbu, Anhui Province
P. R. China

       Re: China Energy Technology Corp., LTD.
       Amendment No. 3 to Form 8-K
       Filed August 6, 2015
       File No. 000-55001

Dear Mr. Ji:

       We have reviewed your August 6, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

Statements of Cash Flows, page F-6

1.   We note your response to comment 3. Please tell us the basis of your believe that the increasing/decreasing of restricted cash should be classified as part of the financing activities. In your response, please tell us in detail the reasons and the purpose for issuing the notes payable.

        You may contact Christie Wong, Staff Accountant at 202-551-3684 or Robert S. Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Brach Chief at 202-551-3257 with any other questions.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications